

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 4, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (714) 940-4920

Win Westfall
Chief Executive Officer
Willdan Group, Inc.
2401 East Katella Avenue, Suite 300
Anaheim, California 92806

> **Re:** **Willdan Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 19, 2006**
> **File No. 333-136444**

Dear Mr. Westfall:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that if the shares are offered at $11 per share and the over-allotment option is exercised, the aggregate proceeds to the company and the selling shareholder will exceed the amount of securities being registered. Please revise the prospectus or the fee table as necessary to ensure that you are registering the full amount of your offering.

Risk Factors, page 9
Risks Related to the Offering, page 16
We may have potential liability for shares . . ., page 18

2. We note your supplemental response to comment 10 of our letter dated September 6, 2006. Please revise your discussion under this risk factor and under Recent Sales of Unregistered Securities to disclose additional information with respect to the number of purchasers and their relationship with the company.

Capitalization, page 23

3. Please tell us why the retained earnings amount in the As Adjusted column in
    your capitalization table is not zero.

Financial Statements
Balance Sheet, page F-3

4. Please tell us why you did not record the common stock that is redeemable at the
    option of the holders outside of permanent equity at its redemption value. Please
    refer to EITF Topic No. D-98.

Note 6 – Book Value Stock Purchase Plan, page F-14

5. We have reviewed your response to comment 42. Please address each of the
    following questions:
    -   Please tell us why the 953,500 common shares issued from August 2005
        through October 2005 were valued based on a valuation report dated as of
        February 9, 2005.
    -   Please tell us why the valuation price determined as of February 9, 2005, of
        $5.87 was used for all subsequent common stock issuances in 2005 and
        2006 without a change in the valuation price.
    -   Please tell us why the marketability discount did not decrease as you
        neared when you engaged in discussions with underwriters and the
        expected IPO date.
    -   Please tell us why you are assessing fair value based on a minority basis
        which implies that you are assuming an additional discount for lack of
        control. In the event that you are assuming an additional discount, please
        provide us with objective and verifiable evidence that there is a
        disproportionate return to certain shareholders. Please refer to Todd E.
        Hardiman's speech on December 6, 2004, referenced below in addressing
        this question.
    -   Please provide us with a comprehensive explanation of the changes in the
        $5.87 value of your common stock on February 9, 2005, through the
        expected pricing for the IPO, including the events or circumstances that
        resulted in changes in the value of your common stock.
    -   Please provide us with a copy of the valuation report. Please also tell us
        whether the report represents a contemporaneous or retrospective valuation.
    Please refer to the AICPA's Practice Aid "Valuation of Privately-Held-Company
    Equity Securities Issued as Compensation" and Todd E. Hardiman's speech on
    December 6, 2004 at the 2004 Thirty-Second AICPA National Conference on
    Current SEC and PCAOB Developments.

Note 9 – Segment Information, page F-18

6. We have reviewed your response to comments 45 and 46. Please tell us in a comprehensive manner how you determined that the three subsidiaries included in your Engineering Services segment met the aggregation criteria in paragraph 17 of SFAS 131. If actual revenue growth for these three subsidiaries have trended in a materially different manner or if gross margin percentages are materially different we would expect separate presentation of the operating segments in accordance with the guidance in paragraph 17 of SFAS 131. In addition, if the operating segments operate in different regulatory environments, we would also expect separate presentation of the operating segments.

Note 13 – Subsequent Events, page F-22

7. We have reviewed your response to comment 49. Please tell us whether the two life insurance policies carried on your co-founder and chief executive officer were term or whole life insurance policies. If any of the policies was a whole life insurance policy, you should disclose the cash surrender value of the policy or policies as of each balance sheet date and tell us how the increases in the cash surrender value were treated in your statements of cash flows. Please also disclose in the Liquidity and Capital Resources section and in Note 13, the statements of cash flows classification of the $2.0 million in life insurance proceeds received in July 2006.

Exhibits
Exhibit 1.1, Form of Underwriting Agreement

8. With respect to the conditions on the underwriters' performance in Section 8(f)-(g) of the underwriting agreement, please confirm supplementally that termination may only be based on events which result in a material impairment of the investment quality of the securities offered, rather than an inability to market such securities. Please be advised that the underwriting agreement may only be terminated based on the managing underwriter's judgment in the following two circumstances:
    • Where there is a change in the business or properties of the company which materially impairs the investment quality of the securities; and
    • Where major hostilities involving the United States commence, or a in the event of a national or international calamity or emergency.
    For guidance, please refer to the First Boston Corporation no-action letter, made publicly available September 3, 1985.

Closing Comment

9. Please also review the representations requested on page 11 of our letter dated September 6, 2006, and provide these representations in the form requested

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: James J. Scheinkman (*via facsimile* 714/427-7799)
        Steven D. Pidgeon
        Snell & Wilmer L.L.P.
        600 Anton Boulevard, Suite 1400
        Costa Mesa, California 92626